FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 24, 2010

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries, joint ventures and associates (“Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as at September 30, 2010.

Millicom is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. As at September 30, 2010, Millicom had mobile operations in 14 emerging markets in Central America, South America, Africa and Asia (see note 4). The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:	/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: November 24, 2010

Interim condensed consolidated income statements	Millicom International
for the nine months ended September 30, 2010 and 2009	Cellular S.A.

	Notes	Nine months ended September 30, 2010	Nine months ended September 30, 2009
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	2,851,314	2,449,045
Cost of sales		(975,354)	(865,969)
Gross profit		1,875,960	1,583,076
Sales and marketing		(527,694)	(472,023)
General and administrative expenses		(515,745)	(438,498)
Other operating expenses		(75,661)	(46,370)
Other operating income		3,441	—
Operating profit	7	760,301	626,185
Interest expense		(151,781)	(127,722)
Interest income		8,528	8,042
Revaluation of previously held interests	3	1,060,014	32,319
Other non operating (expense), net	8	(32,581)	(28,135)
Profit before taxes from continuing operations		1,644,481	510,689
Charge for taxes	9	(174,942)	(143,803)
Profit for the period from continuing operations		1,469,539	366,886
Profit (loss) for the period from discontinued operations, net of tax	5	8,915	(9,274)
Net profit for the period		1,478,454	357,612

Attributable to:
Owners of the Company		1,495,072	396,577
Non-controlling interests		(16,618)	(38,965)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	13.76	3.66

Diluted (US$)	10	13.74	3.65

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated income statements	Millicom International
for the three months ended September 30, 2010 and 2009	Cellular S.A.

	Notes	Three months ended September 30, 2010	Three months ended September 30, 2009
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,017,733	856,198
Cost of sales		(339,906)	(304,923)
Gross profit		677,827	551,275
Sales and marketing		(192,976)	(161,713)
General and administrative expenses		(185,799)	(157,708)
Other operating expenses		(36,231)	(15,233)
Other operating income		3,441	—
Operating profit	7	266,262	216,621
Interest expense		(61,802)	(42,929)
Interest income		3,404	1,684
Revaluation of previously held interest	3	1,060,014	—
Other non operating (expenses) income, net	8	(2,736)	9,161
Profit before taxes from continuing operations		1,265,142	184,537
Charge for taxes	9	(59,777)	(50,992)
Profit for the period from continuing operations		1,205,365	133,545
Profit (loss) for the period from discontinued operations, net of tax	5	2,530	(3,549)
Net profit for the period		1,207,895	129,996

Attributable to:
Owners of the Company		1,205,248	142,691
Non-controlling interests		2,647	(12,695)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	11.11	1.31

Diluted (US$)	10	11.09	1.31

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the nine months ended September 30, 2010 and 2009	Cellular S.A.

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	1,478,454	357,612
Other comprehensive income:
Exchange differences on translating foreign operations	(11,230)	(21,000)
Cash flow hedge reserve movement	(2,583)	—
Total comprehensive income for the period	1,464,641	336,612

Attributable to:
Owners of the Company	1,485,447	376,720
Non-controlling interests	(20,806)	(40,108)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended September 30, 2010 and 2009	Cellular S.A.

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	1,207,895	129,996
Other comprehensive income:
Exchange differences on translating foreign operations	20,818	11,007
Cash flow hedge reserve movement	(942)	—
Total comprehensive income for the period	1,227,771	141,003

Attributable to:
Owners of the Company	1,227,565	154,499
Non-controlling interests	206	(13,496)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as at September 30, 2010 and December 31, 2009	Cellular S.A.

	Notes	September 30, 2010	December 31, 2009
		(Unaudited)	US$ ‘000
		US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	11	2,272,391	1,044,837
Property, plant and equipment, net	12	2,786,120	2,710,641
Investments in associates	13	12,320	872
Pledged deposits		51,601	53,333
Deferred taxation		22,416	19,930
Other non-current assets		12,401	7,965
TOTAL NON-CURRENT ASSETS		5,157,249	3,837,578

CURRENT ASSETS
Inventories		55,081	46,980
Trade receivables, net		251,832	224,708
Amounts due from joint venture partners		68,293	52,590
Prepayments and accrued income		119,934	65,064
Current income tax assets	9	28,345	17,275
Supplier advances for capital expenditures		54,064	49,165
Other current assets		72,935	58,159
Time deposit		107	50,061
Cash and cash equivalents		1,660,021	1,511,162
TOTAL CURRENT ASSETS		2,310,612	2,075,164
Assets held for sale	5	70,461	78,276
TOTAL ASSETS		7,538,322	5,991,018

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as at September 30, 2010 and December 31, 2009	Cellular S.A.

	Notes	September 30, 2010	December 31, 2009
		(Unaudited)	US$ ‘000
		US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		680,931	660,547
Treasury shares		(104,683)	—
Other reserves		(65,854)	(64,930)
Retained profits		1,134,354	937,398
Net profit for the period/year attributable to owners of the Company		1,495,072	850,788
		3,139,820	2,383,803
Non-controlling interests		11,750	(73,673)
TOTAL EQUITY		3,151,570	2,310,130

LIABILITIES
Non-current liabilities
Debt and other financing:	15
10% Senior Notes		—	454,477
8% Senior Notes		435,057	—
Other debt and other financing		1,412,867	1,458,423
Provisions and other non-current liabilities		126,929	88,142
Deferred taxation		192,208	66,492
Total non-current liabilities		2,167,061	2,067,534

Current liabilities
Debt and other financing:	15
10% Senior Notes		465,165	—
Other debt and other financing		674,944	433,987
Payables and accruals for the purchase of property, plant and equipment		230,414	276,809
Other trade payables		189,118	194,691
Amounts due to joint ventures partners		66,105	52,180
Accrued interest and other expenses		250,135	173,609
Current income tax liabilities		80,541	93,364
Dividend payable		—	134,747
Provisions and other current liabilities		222,690	210,385
Total current liabilities		2,179,112	1,569,772
Liabilities directly associated with assets held for sale	5	40,579	43,582
TOTAL LIABILITIES		4,386,752	3,680,888
TOTAL EQUITY AND LIABILITIES		7,538,322	5,991,018

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the nine months ended September 30, 2010 and 2009	Cellular S.A.

	Notes	Nine months ended September 30, 2010	Nine months ended September 30, 2009
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		1,644,481	510,689
Adjustments:
Interest expense		151,781	127,722
Revaluation of previously held interest		(1,060,014)	(32,319)
Interest income		(8,528)	(8,042)
Other non-operating expenses (income), net		32,581	28,135
Adjustments for non-cash items:
Depreciation and amortization		509,773	433,215
(Gain) loss on disposal and impairment of property, plant and equipment		(2,117)	3,567
Share-based compensation		26,078	5,394
		1,294,035	1,068,361
(Increase) in trade receivables, prepayments and other current assets		(13,246)	(83,783)
(Increase) decrease in inventories		(5,797)	10,431
(Decrease) increase in trade and other payables		(47,728)	89,328
Changes to working capital		(66,771)	15,976
Interest paid		(107,077)	(95,852)
Interest received		8,483	8,779
Taxes paid		(198,181)	(168,378)
Net cash provided by operating activities		930,489	828,886
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates	3	(5,284)	(55,524)
Proceeds from disposal of subsidiaries, joint ventures and associates		5,335	—
Purchase of intangible assets and license renewals		(7,940)	(24,052)
Purchase of property, plant and equipment	12	(395,436)	(572,864)
Proceeds from the sale of property, plant and equipment		29,972	3,896
Disposal (purchase) of pledged deposits, net		—	(43,315)
Cash provided (used) by other investing activities		57,964	(14,606)
Net cash used by investing activities		(315,389)	(706,465)
Cash flows from financing activities:
Proceeds from issuance of shares		2,954	745
Proceeds from issuance of debt and other financing		868,896	310,317
Repayment of debt and financing		(451,327)	(207,227)
Purchase of treasury shares		(104,683)	—
Payment of dividends		(788,007)	—
Net cash (used) provided by financing activities		(472,167)	103,835
Transfer of cash to assets held for sale		—	(25,889)
Cash used by discontinued operations		—	(6,327)
Exchange losses on cash and cash equivalents		5,926	4,773
Net increase in cash and cash equivalents		148,859	198,813
Cash and cash equivalents at the beginning of the year		1,511,162	674,195
Cash and cash equivalents at the end of the period		1,660,021	873,008

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended September 30, 2010, December 31, 2009 and September 30, 2009	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non-controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as at December 31, 2008	108,297	—	162,446	480,098	—	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the period	—	—	—	—	—	396,577	—	396,577	(38,965)	357,612
Currency translation differences	—	—	—	—	—	—	(19,857)	(19,857)	(1,143)	(21,000)
Total comprehensive income for the period	—	—	—	—	—	396,577	(19,857)	376,720	(40,108)	336,612
Transfer to legal reserve	—	—	—	—	—	(880)	880	—	—	—
Shares issued via the exercise of stock options	38	—	56	921	—	—	(232)	745	—	745
Share based compensation	7	—	10	373	—	—	5,011	5,394	—	5,394
Issuance of shares under the LTIPs	203	—	304	13,445	—	—	(13,749)	—	—	—
Acquisition of non-controlling interest in Chad	—	—	—	—	—	—	(9,523)	(9,523)	(111)	(9,634)
Balance as at September 30, 2009 (unaudited)	108,545	—	162,816	494,837	—	1,478,245	(84,644)	2,051,254	(66,060)	1,985,194
Profit for the period	—	—	—	—	—	454,211	—	454,211	(7,891)	446,320
Currency translation differences	—	—	—	—	—	—	6,193	6,193	278	6,471
Total comprehensive income for the period	—	—	—	—	—	454,211	6,193	460,404	(7,613)	452,791
Dividends declared	—	—	—	—	—	(134,747)	—	(134,747)	—	(134,747)
Shares issued via the exercise of stock options	101	—	155	2,615	—	—	(656)	2,114	—	2,114
Share based compensation	—	—	—	—	—	—	4,796	4,796	—	4,796
Issuance of shares under the LTIPs	2	—	—	124	—	—	(142)	—	—	(18)
Acquisition of non-controlling interest in Chad	—	—	—	—	—	(9,523)	9,523	—	—	—
Balance as at December 31, 2009	108,648	—	162,971	497,576	—	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the period	—	—	—	—	—	1,495,072	—	1,495,072	(16,618)	1,478,454
Cash flow hedge reserve movement	—	—	—	—	—	—	(2,583)	(2,583)	—	(2,583)
Currency translation differences	—	—	—	—	—	—	(7,042)	(7,042)	(4,188)	(11,230)
Total comprehensive income for the period	—	—	—	—	—	1,495,072	(9,625)	1,485,447	(20,806)	1,464,641
Transfer to legal reserve	—	—	—	—	—	(53)	53	—	—	—
Dividends declared	—	—	—	—	—	(653,779)	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(1,126)	—	—	(104,683)	—	—	(104,683)	—	(104,683)
Shares issued via the exercise of stock options	126	—	189	3,369	—	—	(604)	2,954	—	2,954
Share based compensation	5	—	8	424	—	—	25,646	26,078	—	26,078
Issuance of shares under the LTIPs	254	—	379	16,015	—	—	(16,394)	—	—	—
Effect of full consolidation of Honduras	—	—	—	—	—	—	—	—	106,229	106,229
Balance as at September 30, 2010 (unaudited)	109,033	(1,126)	163,547	517,384	(104,683)	2,629,426	(65,854)	3,139,820	11,750	3,151,570

(i)                                  Includes profit for the period attributable to owners of the Company. As at September 30, 2010, $59 million (December 31, 2009: $46 million) of Millicom’s retained profits are undistributable to owners of the Company.

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2010	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As at September 30, 2010, Millicom had mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 4). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia, which is classified as a discontinued operation and as an asset held for sale.

The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns apart from a slight increase of revenues over the festive season in December. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2009 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2009, as disclosed in Note 2 of those financial statements. In addition, in the nine months ended September 30, 2010, Millicom applied the following accounting policies on derivative financial instruments and hedging activities that were not disclosed in Millicom’s consolidated financial statements as at December 31, 2009 as Millicom had no material transactions to which these policies were applicable at that time.

Derivative financial instruments and hedging activities

Derivatives are initially recorded at fair value and then re-measured to their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group may designate certain derivatives as either hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge), hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge) or hedges of a net investment in a foreign operation (net investment hedge).

For transactions designated and qualifying for hedge accounting, the Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge — Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. As at September 30, 2010 the Group has not entered into any fair value hedge.

Cash flow hedge — The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods when the hedged item affects income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In January 2010, the Group entered into an interest rate swap agreement which was classified as a cash flow hedge (see note 17).

Net investment hedge — Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold. As at September 30, 2010 the Group has not entered into any net investment hedge.

The following amendments to standards and interpretations were mandatory for the Group for the first time for the financial year beginning January 1, 2010, but are not currently relevant.

•                  IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

•                  IFRIC 18, ‘Transfers of assets from customers’, effective for transfers of assets received on or after July 1, 2009. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after July 1, 2009, although some limited retrospective application is permitted.

The following interpretation is mandatory for the Group for annual periods beginning on or after July 1, 2010.

•                  IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’ is effective from July 1, 2010. IFRIC 19 addresses accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all, or part of the financial liability.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

During the nine months ended September 30, 2010, Millicom reached agreement with its local partner in Honduras that gives Millicom the right to control Telefonica Celular S.A de C.V. (“Celtel”) in Honduras, and Millicom also entered into agreements with its minority shareholders in Honduras and Guatemala to align ownership in its cable operations in Honduras, Guatemala and El Salvador.

During the nine months ended September 30, 2009 Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A., and Millicom acquired the remaining non-controlling interest in Millicom Tchad S.A. in Chad.

2010

Telefonica Celular S.A de C.V (“Celtel”)

On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for the next five years for his 33% stake and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010.  Previously, the results of the Honduras operations were proportionately consolidated.

Millicom provisionally revalued at fair value its previously held 66.7% interest in Celtel, recognizing a provisional gain of $1,051 million. The fair value of Celtel was determined based on a discounted cash flow calculation. The assets and liabilities recognized, as a result of the revaluation are as follows:

Fair Value
(US$’000)
Trademark	34,000
Customer list	250,000
License	35,400
Deferred tax liabilities	(111,790)
Net revaluation of identifiable assets	207,610
Goodwill	912,732
Revaluation of previously held interest	1,120,342
Non-controlling interest	(69,196)
1,051,146

Allocation of the revalued interest to identifiable assets and liabilities has been performed on a provisional basis. The fair value of other identifiable assets and liabilities has been provisionally assessed at carrying value. The goodwill is not expected to be deductible for tax purposes.

Amnet and Navega

On August 20, 2010, to facilitate the integration of its various business lines and to create synergies, Millicom entered into agreements with its partners in Honduras and Guatemala to align ownership of its Amnet and Navega businesses in each country as follows:

	Former ownership	New ownership	Status
Acquisitions
Navega El Salvador	55.0%	100.0%	Pending regulatory approval
Navega Honduras	60.7%	66.7%	Closed

Disposals
Amnet Guatemala	100.0%	55.0%	Closed
Amnet Honduras	100.0%	66.7%	Pending regulatory approval

Millicom revalued at fair value its previously held 60.7% interest in Navega Honduras recognizing a provisional gain of $9 million as goodwill.

From August 20, 2010, Amnet Guatemala has been accounted for as a joint venture and proportionately consolidated into the Millicom Group financial statements. Previously, the results of the Amnet Guatemala were fully consolidated. There was no significant impact on profit and loss from the disposal.

From August 20, 2010 Navega Honduras has been fully consolidated into the Millicom Group financial statements. Previously, the results of the Navega Honduras were proportionately consolidated.

There was no significant net cash impact for the two closed transactions.

If the full consolidation of Celtel and the acquisition of Navega Honduras had occurred on January 1, 2010, unaudited pro-forma Group revenues from continuing operations for the nine months ended September 30, 2010 would have been $ 2,952 million and there would have been no significant impact on unaudited pro-forma profit for the period from continuing operations for the same period.

2009

Navega.com S.A.

On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega”). Millicom’s share of the acquisition cost of the remaining 55% interest in Navega amounted to $49 million and Millicom’s share of the cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2009.

Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million.

Millicom Tchad S.A.

On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. In March 2010 Millicom paid an additional $1 million and, if certain conditions are met, it will have to pay a further $1 million before the end of February 2011.

The purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders’ equity of $10 million.

Other minor investments

During the nine months ended September 30, 2009, Millicom acquired other minor investments for cash consideration of $9 million.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

Other than the Amnet Guatemala disposal (see note 3), there were no disposals of subsidiaries and joint ventures during the nine months ended September 30, 2010.

Sale process of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 31, 2010 Millicom announced that VimpelCom had not completed the agreement to acquire Millicom’s operation in Laos, despite that all conditions precedent had been met. Millicom is reserving its rights under the terms of the agreement, including the right to seek compensation for any loss of value that arises as a result of VimpelCom decision not to complete.

As at September 30, 2010 Millicom is still of the opinion that the sale of its operation in Laos is highly probable and therefore continues to treat this operation as a discontinued operation as at September 30, 2010 (see note 5).

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

The results of discontinued operations for the nine and three months ended September 30, 2010 and 2009 are presented below:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited) US$	(Unaudited) US$
	‘000	‘000
Revenues	22,103	198,386
Operating expenses	(13,019)	(192,612)
Operating profit	9,084	5,774
Non-operating income (expense), net	520	(11,035)
Profit (loss) before tax	9,604	(5,261)
Taxes	(689)	(4,013)
Profit (loss) for the period	8,915	(9,274)

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	6,634	62,299
Operating expenses	(4,187)	(61,311)
Operating profit	2,447	988
Non-operating income (expense), net	206	(3,328)
Profit (loss) before tax	2,653	(2,340)
Taxes	(123)	(1,209)
Profit (loss) for the period	2,530	(3,549)

In May 2009, Millicom decided to dispose of its operations in Cambodia, Laos and Sri Lanka (the whole Asian operating segment). As a result, in accordance with IFRS 5, these operations have been classified as discontinued operations for the three and nine months ended September 30, 2009. The operations in Cambodia, Sri Lanka and Sierra Leone were disposed during Q4 of 2009. The operation in Laos was not disposed of as at September 30, 2010 and as a result this operation continued to be classified as a discontinued operation for the three and nine months ended September 30, 2010.

Assets held for sale

In January 2010, Millicom’s operation in Ghana signed an agreement with Helios Towers Ghana (HTG), a direct subsidiary of Helios Towers Africa, to sell 742 of its towers and subsequently to lease back a portion of these towers. The first closing of the agreement took place in June and further closings took place in Q2 and Q3, and to September 30, 2010 475 towers were sold and transferred to HTG. The consideration received for the sale of the towers included both cash of $20 million and non-monetary assets (shares in Helios Towers Ghana — see note 13). The net gain realized by Millicom to September 30, 2010 amounted to $7 million.

The remaining assets and directly associated liabilities (asset retirement obligations) that are part of this sale but are not leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as their sale is highly probable to be completed. The part of the towers which are leased back are capitalized and classified under the caption “Property, plant & equipment, net” on the balance sheet as at September 30, 2010.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures. These amounts exclude Telefonica Celular S.A. de C.V. in Honduras which was fully consolidated from July 1, 2010 (see note 3) and include Amnet Guatemala which is proportionately consolidated from August 20, 2010 (see note 3):

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	639,076	706,173
Operating expenses	(330,846)	(365,207)
Operating profit	308,230	340,966

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	151,971	235,974
Operating expenses	(76,210)	(125,574)
Operating profit	75,761	110,400

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable business (including broadband, television and fixed telephony). The Group’s risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has mobile businesses in three regions: Central America, South America and Africa. Its cable business, which includes Amnet and Navega, operates in Central America. Millicom’s operations in Asia and Sierra Leone have been classified as discontinued operations (see notes 4 and 5).

The information provided to the management for the reportable segments for the nine months ended September 30, 2010 and 2009 is as follows:

Nine months ended September 30, 2010	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	1,027,797	991,056	666,086	166,375	—	2,851,314	22,103	2,873,417
Operating profit (loss)	453,684	240,680	111,734	30,163	(75,960)	760,301	9,084	769,385
Add back:
Depreciation and amortization	129,780	179,341	150,288	49,669	695	509,773	—	509,773
Loss (gain) on disposal and impairment of property, plant and equipment	685	2,579	(5,882)	67	434	(2,117)	45	(2,072)
Other operating expenses	(501)	(835)	2,166	—	74,831	75,661	—	75,661
Adjusted operating profit	583,648	421,765	258,306	79,899	—	1,343,618	9,129	1,352,747
Less additions to:
Property, plant and equipment	(84,242)	(118,631)	(155,955)	(36,056)	12	(394,872)
Intangible assets	(1,862)	(13,985)	(1,479)	(2,620)	(379)	(20,325)
Capital expenditure	(86,104)	(132,616)	(157,434)	(38,676)	(367)	(415,197)
Taxes paid	(111,245)	(52,156)	(7,062)	(12,422)	(15,296)	(198,181)
Net working capital and other movements	(10,514)	5,554	(21,143)	(3,809)	5,765	(24,147)
Operating free cash flow (i)	375,785	242,547	72,667	24,992	(9,898)	706,093

Nine months ended September 30, 2009	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	984,351	763,091	554,949	146,654	—	2,449,045	198,386	2,647,431
Operating profit (loss)	443,341	152,805	57,577	25,055	(52,593)	626,185	5,774	631,959
Add back:
Depreciation and amortization	105,535	149,978	136,246	40,630	826	433,215	50,317	483,532
Loss on disposal and impairment of property, plant and equipment	552	1,211	1,640	161	3	3,567	8,777	12,344
Other operating expenses	—	—	—	—	51,764	51,764	—	51,764
Adjusted operating profit	549,428	303,994	195,463	65,846	—	1,114,731	64,868	1,179,599
Less additions to:
Property, plant and equipment	(65,391)	(95,781)	(259,544)	(40,609)	(518)	(461,843)
Intangible assets	(191)	(15,687)	(1,713)	(6,312)	(269)	(24,172)
Capital expenditure	(65,582)	(111,468)	(261,257)	(46,921)	(787)	(486,015)
Taxes paid	(87,122)	(47,333)	(4,721)	(14,128)	(15,074)	(168,378)
Net working capital and other movements	(72,144)	9,050	(13,885)	5,574	(19,624)	(91,029)
Operating free cash flow (i)	324,580	154,243	(84,400)	10,371	(35,485)	369,309

(i)                                  Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

The information provided to the management for the reportable segments for the three months ended September 30, 2010 and 2009 is as follows:

Three months ended September 30, 2010	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	375,600	355,549	229,716	56,868	—	1,017,733	6,634	1,024,367
Operating profit (loss)	156,481	89,934	44,436	10,819	(35,408)	266,262	2,447	268,709
Add back:
Depreciation and amortization	54,159	61,470	50,602	17,241	228	183,700	—	183,700
Loss (gain) on disposal and impairment of property, plant and equipment	215	749	(3,234)	88	(220)	(2,402)	15	(2,387)
Other operating expenses	(501)	(835)	2,166	—	35,400	36,230	—	36,230
Adjusted operating profit	210,354	1,318	93,970	148	—	483,790	2,462	486,252
Less additions to:
Property, plant and equipment	(31,602)	(69,449)	(72,039)	(12,856)	8	(185,938)
Intangible assets	(1,794)	1,482	(643)	(446)	(137)	(1,538)
Capital expenditure	(33,396)	(67,967)	(72,682)	(13,302)	(129)	(187,476)
Taxes paid	(28,448)	(10,418)	(1,018)	(4,090)	(6,630)	(50,604)
Net working capital and other movements	(18,175)	29,829	(9,572)	(2,367)	(564)	(849)
Operating free cash flow (i)	130,335	102,762	10,698	8,389	(7,323)	244,861

Three months ended September 30, 2009	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	326,385	277,136	200,482	52,195	—	856,198	62,299	918,497
Operating profit (loss)	142,772	59,543	23,635	9,395	(18,724)	216,621	988	217,609
Add back:
Depreciation and amortization	36,992	53,024	50,630	14,597	246	155,489	18,178	173,667
Loss (gain) on disposal and impairment of property, plant and equipment	392	215	554	(5)	3	1,159	(676)	483
Other operating expenses					18,475	18,475		18,475
Adjusted operating profit	180,156	112,782	74,819	23,987	—	391,744	18,490	410,234
Less additions to:
Property, plant and equipment	(22,724)	(24,445)	(82,077)	(3,860)	(401)	(133,507)
Intangible assets	99	(4,787)	(307)	(1,987)	(83)	(7,065)

Capital expenditure	(22,625)	(29,232)	(82,384)	(5,847)	(484)	(140,572)
Taxes paid	(40,397)	(15,447)	(1,547)	(3,850)	(4,625)	(65,866)
Net working capital and other movements	(27,362)	5,767	(25,556)	7,716	(4,104)	(43,539)
Operating free cash flow (i)	89,772	73,870	(34,668)	22,006	(9,213)	141,767

(i)                                  Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

Revenues from continuing operations for the nine and three months ended September 30, 2010 and 2009 analyzed by country is as follows:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	439,633	311,251
Guatemala	418,476	383,398
El Salvador	344,604	369,892
Honduras(i)	371,890	328,397
Paraguay	334,439	278,520
Other	944,272	777,587
Total	2,851,314	2,449,045

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	160,782	116,483
Guatemala	143,472	131,645
El Salvador	111,991	123,715
Honduras(i)	155,697	106,048
Paraguay	118,485	97,349
Other	327,306	280,958
Total	1,017,733	856,198

(i)                                 Includes full consolidation of Telefonica Celular S.A. de C.V. in Honduras from July 1, 2010 (see note 3).

Intangible assets and property, plant and equipment as at September 30, 2010 and December 31, 2009 analyzed by country are as follows:

	As at September 30, 2010	As at December 31, 2009
	(Unaudited) US$ ‘000	US$ ‘000
Colombia	615,396	585,184
Guatemala	339,562	308,580
El Salvador	343,110	441,521
Honduras (i)	1,705,454	329,791
Paraguay	204,696	231,917
Other (ii)	1,850,293	1,858,485
Total	5,058,511	3,755,478

(i)                                 Includes provisional goodwill on acquisition of Celtel and Navega Honduras of $913 million (see note 3)

(ii)                              This line includes Amnet goodwill of $340 million which was allocated to the Amnet business as a whole.

8.  OTHER NON OPERATING EXPENSE, NET

The Group’s other non operating (expense) income, net comprised the following:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange losses	(14,803)	(30,474)
(Loss) profit from associates	(1,014)	2,339
Change in fair value of derivatives	(16,764)	—
Total	(32,581)	(28,135)

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gains	4,030	9,161
Loss from associates	(915)	—
Change in fair value of derivatives	(5,851)	—
Total	(2,736)	9,161

Exchange gains in the three months ended September 30, 2010 were mainly derived from the revaluation of local debt denominated in US$ into local currency. Millicom attempts to obtain local debt in local currency whenever possible and available to reduce volatility created by foreign exchange movements, but medium term financing in operating countries is either not always available or is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of financial instruments contracted in Colombia, where the local currency continued to strengthen against the US$ (see note 17).

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the nine and three month periods ended September 30, 2010 and 2009. The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses, withholding taxes on transfers between operating and non-operating entities and non-taxable gains arising on revaluations of previously held interests (see Note 3).

10.  EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	1,488,466	405,851
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	6,606	(9,274)
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	1,495,072	396,577
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	1,488,466	405,851
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	6,606	(9,274)
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	1,495,072	396,577

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,663	108,417
Potential incremental shares as a result of share options (‘000)	183	253
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,846	108,670

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	13.70	3.75
- EPS from discontinuing operations attributable to owners of the Company	0.06	(0.09)
- EPS for the period attributable to owners of the Company	13.76	3.66
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	13.66	3.74
- EPS from discontinuing operations attributable to owners of the Company	0.08	(0.09)
- EPS for the period attributable to owners of the Company	13.74	3.65

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	1,203,373	146,240
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	1,875	(3,549)
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	1,205,248	142,691
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	1,203,373	146,240
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	1,875	(3,549)
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	1,205,248	142,691

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,476	108,531
Potential incremental shares as a result of share options (‘000)	190	232
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,666	108,763

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	11.09	1.34
- EPS from discontinuing operations attributable to owners of the Company	0.02	(0.03)
- EPS for the period attributable to owners of the Company	11.11	1.31
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	11.07	1.34
- EPS from discontinuing operations attributable to owners of the Company	0.02	(0.03)
- EPS for the period attributable to owners of the Company	11.09	1.31

11.  INTANGIBLE ASSETS

During the nine months ended September 30, 2010, Millicom, excluding discontinued operations, acquired intangible assets of $8 million (September 30, 2009: $24 million) and for the three months ended September 30, 2010 $3 million (September 30, 2009: $7 million). In addition, as a result of the unconditional call option for a 33% stake in Millicom’s operation in Honduras (see note 3), Millicom recognized an additional $1,232 million of intangible assets including $913 million of goodwill.

The charge for amortization of intangible assets for the nine months ended September 30, 2010 was $81 million (September 30, 2009: $60 million) and $33 million for the three months ended September 30, 2010 (September 30, 2009: $20 million).

12.  PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2010, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $395 million (September 30, 2009: $462 million). The charge for depreciation on property, plant and equipment for the nine months ended September 30, 2010 was $429 million (September 30, 2009: $373 million).

During the three months ended September 30, 2010, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $186 million (September 30, 2009: $133 million). The charge for depreciation on property, plant and equipment for the three months ended September 30, 2010 was $151 million (September 30, 2009: $135 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	394,872	461,843
Capitalized interest	—	(3,296)
Increase (decrease) in suppliers advances	3,793	(35,545)
Decrease in payables for property, plant and equipment	72,157	194,651
Increase in vendor financing and finance leases	(37,227)	(44,789)
Sale and lease back agreement in Ghana (see notes 5 and 13)	(38,159)	—
Cash used for the purchase of property, plant and equipment	395,436	572,864

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	185,699	133,507
Capitalized interest	—	(728)
Increase (decrease) in suppliers advances	(233)	(29,948)
Decrease in payables for property, plant and equipment	20,155	84,852
Increase in vendor financing and finance leases	(20,072)	(31,881)
Sale and lease back agreement in Ghana (see notes 5 and 13)	(18,517)	—
Cash used for the purchase of property, plant and equipment	167,032	155,802

13.  INVESTMENTS IN ASSOCIATES

As part of the tower transaction in Ghana (see note 5), Millicom received shares in Helios Towers Ghana for a net value of $12 million. These shares in Helios Towers Ghana represent a 40% holding of that company and have been classified as investment in associates.

14.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP vest over a three year period, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there were an additional 32% of shares that vested, because performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded. In January 2009, 202,811 shares were issued as third and final tranche of the 2006 LTIP.

The total charge for the above plan was $22 million which was recorded over the service period.

Long term incentive awards for 2007 (“2007 LTIP”) and 2008 (“2008 LTIP”) were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom’s earnings per share. The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Company in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan. A fair value per share has been determined and applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the 2007 and 2008 LTIP, both for the performance shares and for the matching share awards, amounted and were estimated respectively at $15 and $24 million, both to be recorded over the service periods.

Following the sale of Millicom’s operation in Sri Lanka, 1,310 shares were issued on October 16, 2009 under the 2007 performance share plan. During the nine months ended September 30, 2010, 158,677 shares were issued under the 2007 performance share plan, 66,659 shares were issued under the 2007 matching share award plan and 283 shares were issued under the 2008 matching share award plan.

Long term incentive awards for 2009 (“2009 LTIP”) were approved by Millicom’s Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and is expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan was estimated at $12 million, to be recorded over the service periods.

Following the sale of Millicom’s operation in Sri Lanka, 921 shares were issued on October 16, 2009 under the 2009 deferred share awards plan. During the nine months ended September 30, 2010 27,314 shares were issued, representing the first 16.5% vested tranche of the deferred share awards, and 222 shares were issued under the 2009 performance shares plan.

Long term incentive awards for 2010 (“2010 LTIP”) were approved by Millicom’s Board of Directors on February 9, 2010. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that vest 16.5% on January 1, 2011 and 2012 and 67% on January 1, 2013, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and is expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan was estimated at $15 million, to be recorded over the service periods.

(b) Total share-based compensation expense

Total share-based compensation for the nine and three months ended September 30, 2010 and 2009 was as follows:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	7	(51)
2006 LTIP	—	(530)
2007 LTIP	97	(54)
2008 LTIP	17,565	1,765
2009 LTIP	3,162	3,881
2010 LTIP	4,815	—
Shares granted to Directors	432	383
Total share-based compensation expense	26,078	5,394

Share-based compensation for the nine months ended September 30, 2009 comprised a charge for the various plans and share options of $8 million and a reversal for non-vested shares and share options as a result of employees’ departures of $3 million.

	Three months ended September 30, 2010	Three months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	—	2
2007 LTIP	—	942
2008 LTIP	16,464	2,171
2009 LTIP	926	2,674
2010 LTIP	2,037	—
Shares granted to Directors	432	—
Total share-based compensation expense	19,859	5,789

15.  DEBT AND OTHER FINANCING

8% Senior Notes

On September 23, 2010, Telemovil Finance Co. Ltd., a fully owned subsidiary of Millicom in El Salvador issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the “8% Senior Notes”) due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes bear interest at 8% per annum, payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

The 8% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemovil El Salvador, S.A., a Millicom subsidiary.

Telemovil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

(i)            Full or partial redemption at any time prior to October 1, 2014 for 100% of the principal to be redeemed, or the present value of the remaining scheduled payments of principal to be redeemed and interest, whichever is higher.

(ii)           Full or partial redemption at any time on or after October 1, 2014 for the following percentage of principal to be redeemed, plus accrued and unpaid interest and all other amounts dues, if any:

October 1, 2014	104%
October 1, 2015	102%
October 1, 2016	100%

(iii)          Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemovil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 12.9%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

On September 9, 2010, Millicom announced early and fully redemption of the 10% Senior Notes on December 1, 2010 for $490 million representing $459 million of principal, $23 million of interest to December 1, 2010 and $8 million early redemption penalty. As at September 30, 2010, the carrying amount of the 10% Senior Notes, net of unamortized financing fees and including the early redemption premium, was $465 million (December 31, 2009: $454 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at September 30, 2010	As at December 31, 2009
	(Unaudited)	US$ ‘000
	US$ ‘000
Due within:
One year	1,140,109	433,987
One-two years	592,704	667,887
Two-three years	396,856	404,966
Three-four years	190,882	693,057
Four-five years	123,720	116,819
After five years	543,762	30,171
Total debt	2,988,033	2,346,887

As at September 30, 2010, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $1,756 million (December 31, 2009: $1,172 million). The assets pledged by the Group for these debts and financings amount to $416 million (December 31, 2009: $610 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the bank guarantees and the remaining terms of the guarantees as at September 30, 2010 and December 31, 2009. Amounts outstanding for supplier guarantees at September 30, 2010 were between 3 and 5 years for outstanding exposure of $7 million (maximum exposure $50 million). Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at September 30, 2010		As at December 31, 2009
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	—	—	—	—
1-3 years	536,005	591,560	377,109	393,899
3-5 years	162,710	273,142	293,542	352,603
More than 5 years	694,152	788,840	130,152	155,401
Total (ii)	1,392,867	1,653,542	800,803	901,903

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)                              Including discontinued operations.

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the nine months ended September 30, 2010 and 2009.

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ 000
Investing activities
Acquisition of Helios Towers Ghana shares (see note 13)	12,320	—
Disposal of property, plant and equipment	(12,320)	—
Acquisition of property, plant and equipment	(75,386)	(44,789)
Asset retirement obligation	(3,252)	(23,450)
Financing activities
Share-based compensation	26,078	5,394
Sale and lease back agreement in Ghana (see note 5)	38,159	—
Vendor financing and other finance leases	37,227	44,789

17.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewal and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at September 30, 2010, the total amount of claims against Millicom’s operations was $72 million (December 31, 2009: $48 million), of which $2 million (December 31, 2009: $11 million) relate to joint ventures. As at September 30, 2010, $9 million (December 31, 2009: $10 million) has been provided for these risks in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As at today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as at 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

On the same day, Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal. On November 10, 2010, Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal.  The ICSID arbitration proceedings continue.

Capital commitments

As at September 30, 2010, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $316 million (December 31, 2009: $186 million), of which $298 million (December 31, 2009: $183 million) are due within one year and $38 million (December 31, 2009: $35 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $324 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at September 30, 2010 was $3 million (December 31, 2009: $5 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions. As at September 30, 2010, $59 million (December 31, 2009: $46 million) of Millicom’s retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward and swaps contracts

As at September 30, 2010, the Group held foreign currency forward and swaps contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $84 million ($41 million maturing in July 2012 and the remaining maturing in July 2013). Losses from the forward and swap contracts amounted to $6 million for the three month period to September 30, 2010 and $17 million for the nine months to September 30, 2010 (see note 8). The Group held no foreign currency forward and swaps contracts during the nine months ended September 30, 2009.

Interest rate swap agreement

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income. As at September 30, 2010 its fair value amounted to a liability of $3 million and the hedge was assessed as highly effective.

18.  SUBSEQUENT EVENTS

Other than the November 10, 2010 withdrawal of action against Sentel and Millicom in the Senegal courts (see note 17), no significant events have occurred subsequent to September 30, 2010 to the date of this report.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IAS 34.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in emerging markets. We also operate combinations of fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider focused on prepaid services using mass market distribution methods and strong branding, has enabled us to continue to pursue growth while delivering operating profitability.

As at September 30, 2010, Millicom had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 4). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia, which is classified as a discontinued operation and as an asset held for sale.

As at September 30, 2010, the countries where we had mobile operations had a combined population of approximately 267 million. This means that 267 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 37.4 million as at September 30, 2010.

Most of our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth in the markets because our services are essential for basic communication in the markets in which we operate, and therefore we believe that the percentage of GDP spent on the services we offer will continue to grow in our markets, especially in Africa. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than in the past. However, Millicom believes that the potential of these territories is still attractive as the growth potential from value added services (“VAS”) is significant. VAS already accounts for 23% of our mobile recurring revenues and has been growing at about 30% year-on-year.

Operating Results

The discussion below focuses on the results from continuing operations.

Nine months ended September 30, 2010 and 2009

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Nine months ended		comparative results
	September 30,		for period
	2010	2009	Amount of	Percent
	((Unaudited)	(Unaudited)	variation	change
	(in US$ ‘000, except percentages)
Revenues	2,851,314	2,449,045	402,269	16%
Cost of sales	(975,354)	(865,969)	(109,385)	13%
Sales and marketing	(527,694)	(472,023)	(55,671)	12%
General and administrative expenses	(515,745)	(438,498)	(77,247)	18%
Other operating expenses	(75,661)	(46,370)	(29,291)	63%
Other operating income	3,441	—	3,441	100%
Operating profit	760,301	626,185	134,116	21%
Interest expense	(151,781)	(127,722)	(24,059)	19%
Interest income	8,528	8,042	486	6%
Revaluation of previously held interests	1,060,014	32,319	1,027,695	3,180%
Other non operating (expense) income, net	(32,581)	(28,135)	(4,446)	16%
Charge for taxes	(174,942)	(143,803)	(31,139)	22%
Profit for the period from continuing operations	1,469,539	366,886	1,102,653	301%
Profit (loss) for the period from discontinued operations, net of tax	8,915	(9,274)	18,189	(196)%
Non-controlling interests	16,618	38,965	(22,347)	(57)%
Net profit for the period attributable to owners of the Company	1,495,072	396,577	1,098,495	277%

We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales and cable services such as broadband internet, fixed line telephony, VOIP, data transmission and cable television.

In addition, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the course of the first nine months of 2010, we continued to have a significant contribution to our recurring revenues from value added services (“VAS”), which were at 23% of revenues and grew by about 30% year-on-year. We expect innovation to be an important driver of growth in the years ahead.

Total revenues increased by 16% for the nine months ended September 30, 2010 to $2,851 million from $2,449 million for the nine months ended September 30, 2009. The growth in revenue is partly impacted by the growth in the number of customers and by a positive foreign exchange deviation. In local currency our year-on-year revenue growth for the 9 months ending September 30, 2010 was 12%. The number of our mobile customers as at September 30, 2010 and 2009 was as follows:

Mobile customers	2010	2009	Growth
Central America	13,119,588	12,366,164	6%
South America	9,677,857	8,413,968	15%
Africa	14,645,815	11,077,166	32%
Total	37,443,260	31,857,298	18%

As at September 30, 2010, our worldwide total mobile customer base increased by 18% to 37.4 million mobile customers from 31.9 million mobile customers as at September 30, 2009. Our mobile attributable customer base increased to 34.5 million customers as at September 30, 2010 from 29.4 million customers as at September 30, 2009, an increase of 18%.

Capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Strengthening of the distribution network also helped drive customer growth and make the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Future customer growth is partly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

In Central America, in the first nine months of 2010, Millicom added some 218 thousand net new customers, bringing the total at the end of the quarter to 13.1 million, up 6% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. As at September 30, 2010 we had approximately 900 thousand 3G customers across the region. Guatemala grew its customer base by 18% year-on-year while El Salvador grew marginally and Honduras declined by 3% year-on-year.

In South America, customers increased 15% year-on-year to reach 9.7 million at the end of September 2010. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 17% to 2.2 million, despite the ongoing registration program. In Colombia we added 557 thousand net new customers, representing a year-on-year increase of 16%, and in Paraguay we added 387 thousand new customers, an increase of 13%. By September 30, 2010 we had over 853 thousand 3G customers across the region.

In Africa, customers increased by 32% year-on-year and 2.4 million new customers were added in the first nine months of 2010, bringing the total at the end of September to 14.6 million. Net additions were impacted by the churn following our very strong fourth quarter of 2009 and first quarter of 2010 intakes and additional administration and volatility following mandatory customer registration in DRC, Tanzania and Ghana. Nevertheless, we increased our market share further across the region. The best performing markets in terms of customer growth were Chad which grew by 47% year-on-year, DRC, which grew by 39%, and Tanzania, which grew by 31%. In Ghana, the customer base increased by 14% year-on-year; in Senegal it increased by 28% year-on-year, despite the ongoing arbitration process which means that we have only been investing the minimum to alleviate capacity constraints in recent quarters. In Rwanda, slightly over a year since launch, our business is growing and we have reached 548 thousand customers as at the end of September 2010.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities.

Revenues: Revenues for the nine months ended September 30, 2010 and 2009 by operating segment were as follows:

Revenues	2010	2009	Growth
	(in US$ ‘000’)
Central America	1,027,797	984,351	4%
South America	991,056	763,091	30%
Africa	666,086	554,949	20%
Cable	166,375	146,654	13%
Total	2,851,314	2,449,045	16%

Central America - Revenues for the nine months ended September 30, 2010 were $1,028 million, up 4% year-on-year. The flow of remittances from the US improved, with year-on-year growth in all three markets, albeit off a much lower base than before.  However, remittance trends have historically been quite volatile and we do not yet have sufficient evidence of a sustained recovery. In addition, after 24 months of sharp declines in disposable income, we anticipate some caution on the part of our customers.

In local currency revenues for Central America overall were marginally down year-on-year. Guatemala maintained its strong recent performance and Honduras turned to positive growth in the latter part of the nine month period.  Until August 2010 revenues in Honduras continued to be impacted by taxes on incoming international calls.  In El Salvador, revenues continued to be impacted by a reduction in interconnect rates from 18 cents to 8 cents introduced in December 2009. Overall, ARPU declines continue to moderate, as a growing appetite for 3G and other non-voice services goes some way to mitigating the impact of external factors. As at September 30, 2010 we had approximately 900 thousand 3G customers across the region.

South America - Revenues in South America for the nine months ended September 30, 2010 amounted to $991 million, up 30% year-on-year as we continue to benefit from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso.

Revenue growth in local currency continued its trend of recent quarters increasing by between 17% and 24% in our three markets.  Paraguay performed very strongly, with revenues up in local currency despite our strong market share and a highly penetrated market.

ARPU was up 12% year-on-year in local currency, driven by a strong performance in 3G and other VAS.  We now have over 853 thousand customers using 3G services in South America, representing over 12% of our regional customer base.

Africa -   Revenues in Africa were up 20% year-on-year to $666 million. Growth in Tanzania continued to be very strong, despite increased competitor activity. ARPU for Africa in local currency was down only 4% year-on-year, an encouraging performance in light of our continued strong customer growth. Results from operations in Africa were impacted by new taxes and regulatory charges in Ghana, Rwanda and Senegal.  By September 30, 2010 we had over 79 thousand 3G customers across the region.

Cable - As at September 30, 2010 our cable and broadband business in Central America had approximately 650 thousand revenue generating units, up 3% year-on-year. Broadband customer growth continued to be strong and now account for 38% of the customer base.

Revenues from our cable business for the nine months ended September 30, 2010 reached 166 million. We continue to achieve consistent growth, driven mainly by our roll-out of broadband services to cable TV customers, with residential broadband revenues up 33% year-on-year.  Amnet passes 1.32 million homes in Central America and provides services to 488 thousand households giving a penetration of 37% of homes passed.  On average, each customer purchases 1.3 cable related services from Amnet, and our aim is to increase this take-up of services by our customers by marketing bundled services, particularly by selling broadband services to our cable TV customers.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where Tigo® was most recently launched. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increase and VAS additional revenues.

As described above, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead. We have now launched our money transfer facility “Tigo Cash” in Paraguay and Tanzania. These new products may have a slightly dilutive impact on margins in the short term.

Cost of sales: Cost of sales increased by 13% for the nine months ended September 30, 2010 to $975 million from $866 million for the nine months ended September 30, 2009. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. Depreciation of network equipment was increased during the first nine months of 2010, primarily reflecting the full year of charges from additions in 2009, and partly offset as Millicom changed prospectively from January 1, 2010 the useful life of its towers from 10 to 15 years, in line with industry practice. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the continuing capital expenditures on our networks. Gross profit margin increased slightly from 65% for the nine months ended September 30, 2009 to 66% for the nine months ended September 30, 2010.

Future gross margin percentages will be mostly affected by interconnect taxes and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 12% for the nine months ended September 30, 2010 to $528 million from $472 million for the nine months ended September 30, 2009. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses remained stable for both the nine months ended September 30, 2009 and September 30, 2010.

Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits. We expect to increase subsidies on 3G handsets and datacards as we are pleased with the results and returns so far and we see attractive opportunities in the future.

General and administrative expenses: General and administrative expenses increased by 18% for the nine months ended September 30, 2010 to $516 million from $438 million for the nine months ended September 30, 2009. This increase is mainly explained by expansion of networks in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses remained stable at 18% for both the nine months ended September 30, 2010 and 2009.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

In addition, in January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement for most of its towers (see notes 5 and 13). The agreement marks Millicom’s first outsourcing of passive infrastructure and is consistent with Millicom’s strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in Ghana.

Other operating expenses: Other operating expenses increased by 63% for the nine months ended September 30, 2010 to $76 million. The costs related to the corporate staff and other group support functions increased, and the necessity to oversee and support the growth in the operating companies contributed to the increase of other operating expenses for the nine months ended September 30, 2009 along with a charge of $17 million for the 2008 LTIP.

Operating profit:  Operating profit for the nine months ended September 30, 2010 and 2009 by operating segment were as follows:

Operating profit	2010	2009	Growth
	(in US$ ‘000’)
Central America	453,684	443,341	2%
South America	240,680	152,805	58%
Africa	111,734	57,577	94%
Cable	30,163	25,055	20%
Unallocated	(75,960)	(52,593)	44%
Total	760,301	626,185	21%

Operating profit margin	2010	2009	Change in % points
Central America	44%	45%	(1)
South America	24%	20%	4
Africa	17%	10%	7
Cable	18%	17%	1
Total	27%	26%	1

Operating margin in Central America declined to 44% of revenues. In South America, we were able to improve our operating margins by 4 percentage points mainly due to the improving performance of our Colombian operations. Operating margin for our South America operating segment overall increased from 20% for the nine months ended September 30, 2009 to 24% for the nine months ended September 30, 2010. In Africa, despite the increasing depreciation charges from Millicom’s high capital expenditure in the region as we aggressively roll out our triple “A” operating strategy for the region, we were able to increase the operating margin of the African operating segment from 10% for the nine months ended September 30, 2009 to 17% for the nine months ended September 30, 2010. The Cable operating segment increased its operating margin to 18% for the nine months ended September 30, 2010 from 17% for the nine months ended September 30, 2009.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also impact negatively our profits.

Interest expense: Interest expense for the nine months ended September 30, 2010 amounted to $152 million, an increase of 19% from the nine months ended September 30, 2009. This increase was mainly due to a higher average gross debt in the first nine months of 2010 compared to the same period last year and the impact of the early redemption of the 10% Senior Notes, although interest rates decreased.

Interest income: Interest and other income for the nine months ended September 30, 2010 remained relatively constant at $9 million from $8 million for the nine months ended September 30, 2009. The reduction in interest rates impacted interest income although cash balances were higher during 2010.

Revaluation of previously held interests: On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for the next five years for his 33% stake in Telefonica Celular S.A de C.V (“Celtel”), its Honduran subsidiary and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010 and a gain of $1,053 million was recognized on revaluation of Millicom’s previously held 66.7% interest. On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega” — see note 3). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million.

Other non operating expense, net: Other non operating expense, net for the nine months ended September 30, 2010 amounted to $33 million, an increase from $28 million for the nine months ended September 30, 2009. The balance for the nine months ended September 30, 2010 was the sum of exchange losses of $15 million, a negative fair value adjustment of $17 million on derivative instruments in our operation in Colombia and the loss from associates. The amount for the nine months ended September 30, 2009 comprised net exchange losses of $30 million and profit of $2 million from associates.

Charge for taxes: The net tax charge for the nine months ended September 30, 2010 increased to $175 million from $144 million for the nine months ended September 30, 2009. Without the impact of full consolidation of Honduras (see note 3) the effective tax rate increased from 26% for the nine months ended September 30, 2009 to 27% for the nine months ended September 30, 2010. This was due to additional withholding tax on dividends paid by the operations during the first nine months of 2010. This was a result of upstreaming of funds to the Luxembourg holdings which significantly increased during 2010.

In the future, as the business of the operating companies grows, management fees and brand fees charged by Millicom to the operating companies are expected to increase. In addition, as the Group’s profit before tax increases, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by Guatemala which is taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

Net profit for the period attributable to owners of the company: The net profit for the nine months ended September 30, 2010 was $1,495 million compared to a net profit of $397 million for the nine months ended September 30, 2009. Profit from continuing operations increased to $1,470 million for the nine months ended September 30, 2010 from $367 million for the nine months ended September 30, 2009. The profit from discontinued operations for the nine months ended September 30, 2010 was $9 million compared to a loss of $9 million for the same period last year.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ reporting currency and such fluctuations may have a material effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$. In addition, exchange rates are impacting Millicom’s earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not available under commercially acceptable terms. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the nine months ended September 30, 2010, we had a net exchange loss of $32 million. In the nine months ended September 30, 2009, we had a net exchange loss of $30 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the nine months ended September 30, 2010, we upstreamed $676 million from 8 of the 14 countries in which we operate, significantly higher than the amount upstreamed during the whole 2009. This upstreamed cash will be used to service our corporate debt obligations, for further investment as well as to finance dividend distributions and the share buy-back program. For the nine months ended September 30, 2009 we upstreamed $444 million from 8 of the 16 countries in which we operated.

Cash flows

For the nine months ended September 30, 2010, cash provided by operating activities was $930 million, compared to $829 million for the nine months ended September 30, 2009. The increase is mainly the result of cost controls and favorable product mix offered to our customers.

Cash used by investing activities was $315 million for the nine months ended September 30, 2010, compared to $706 million for the nine months ended September 30, 2009. In the nine months ended September 30, 2010 Millicom used cash to purchase $395 million of property, plant and equipment compared to $573 million for the same period in 2009, and received $20 million from sale of towers in Ghana. In addition, in 2009, Millicom used $47 million to purchase the remaining non-controlling interests in Navega and in its operation in Chad (see note 3). An additional $9 million was used for minor investments.

Financing activities used total cash of $472 million for the nine months ended September 30, 2010, compared to a provision of cash of $104 million for the same period in 2009. In the nine months ended September 30, 2010 Millicom repaid debt of $451 million while raising funds of $869 million through new financing. Also, during the first nine months of 2010, Millicom paid $105 million for purchase of own (treasury) shares and paid $789 million of dividends to shareholders, of which $654 million related to the extraordinary dividend for 2008 and $135 million related to the ordinary dividend for 2009.

The net cash inflow for the nine months ended September 30, 2010 was $149 million compared to an inflow of $199 million for the nine months ended September 30, 2009. Millicom had closing cash and cash equivalents balances of $1,660 million as at September 30, 2010 compared to $873 million as at September 30, 2009.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	86,104	65,582
South America	132,616	111,468
Africa	157,434	261,257
Cable	38,676	46,921
Unallocated	367	787
Total	415,197	486,015

The main capital expenditures related to the expansion of areas covered and capacity of existing networks.

Corporate and other debt and financing

As at September 30, 2010 we had total consolidated outstanding debt and other financing of $2,988 million (December 31, 2009: $2,347 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,022 million (December 31, 2009: $1,172 million).

Commitments

As at September 30, 2010, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $316 million (December 31, 2009: $186 million) of which $298 million (December 31, 2009: $183 million) are due within one year.

Guarantees

As at September 30, 2010, outstanding guarantees amounted to $920 million (December 31, 2009: $801 million).